[Orrick, Herrington & Sutcliffe LLP Letterhead]

January 8, 2008

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Mark Webb, Legal Branch Chief

Re:
CMR Mortgage Fund II, LLC
Form 10, filed November 9, 2007
File No. 000-52903

Ladies and Gentlemen:

On behalf of CMR Mortgage Fund II, LLC (the "Fund"), this letter responds to comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing in a letter dated December 11, 2007. For your convenience, the responses are keyed to the comments in the letter.

Form 10

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response:

The Fund acknowledges that as of January 8, 2008 it will become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. It further understands that the Staff will continue to review the Form 10 and all amendments thereto until the Staff's comments have been addressed.

2.
Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:

The financial statements included in the Amendment No. 1 to Form 10 ("Amendment No. 1") being concurrently filed with the Commission have been updated to include the Fund's Balance Sheet as of September 30, 2007 and Statements of Income and Statements of Cash Flows for the nine months ended September 30, 2006 and September 30, 2007.

Preamble, page 1

3.
Since you are not yet a reporting company, you do not qualify for the safe harbor, and the Form 10 does not include "forward-looking statements" within the meaning of Section 21E. Please revise here and in "Management's Discussion."

Response:

Both discussions of "forward-looking statements" have been deleted from Amendment No. 1.

Our Operating History, page 3

4.
Please revise to expand your disclosure to completely discuss the facts and circumstances related to the changes in net income from amounts previously reported and the changes in methodology for computing average equity which you refer to in the sixth paragraph in this section.

Response:

The disclosure has been expanded in response to this comment.

5.
Please revise to clarify how you intend to adjust distributions quarterly to reflect actual return on average member capital starting in January 2008. Consider using an example of how the quarterly distributions will be calculated considering prior quarterly distributions and prior and current return on average members' capital.

Response:

The disclosure has been revised in response to this comment.

Our Lending Standards and Policies, page 7

1. Loan-to-Value Ratios, page 8

6.
Please revise to disclose why your LTV ratio lending policies do not apply to purchase money financing that you provide for the sale of any real estate owned.

Response:

The Operating Agreement does not impose any constraints on the Manager's ability to accept any reasonable financing terms that it deems to be in the best interests of the Fund in the case of disposition of non-income producing real estate.

7.
The table on page 9 reveals a notable rise in LTV ratios. Please provide an explanation for this increase.

Response:

The disclosure has been revised in response to this comment.

Risk Factors

Other Risks, page 27

8.
In "Item 1—Business—Past Sales of Membership Interests," you describe the potential legal ramifications that may result if it is determined that there was a violation of the intrastate offering exemption under Section 3(a)(11) of the Securities Act of 1933. However, this discussion would be more appropriately addressed in the Risk Factors section. Please revise.

Response:

The disclosure has been moved to the Risk Factors section in response to this comment.

Financial Information

Selected Financial Data, page 28

9.
This section discloses that the registrant's auditor was replaced in 2007. This discussion would be more appropriately addressed in "Item 14—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure." Please revise. Under this section direct investors to Item 14.

Response:

The discussion regarding the replacement of auditors has been deleted. All audited financial statements included in the filing have been fully reaudited by Perry-Smith LLP so no reference regarding replacement is dictated.

Liquidity and Capital Resources, page 43

10.
The discussion in this section seems to focus on CMR's liquidity in the short term. Please revise to discuss liquidity on both a long-term (greater than 12 months) and a short-term basis. Refer to Item 303(a)(1) of Regulation S-K.

Response:

The disclosure has been revised in response to this comment.

11.
CMR experienced a significant decline in its cash and cash equivalents in the first six months of 2007. This appears to be, in part, due to an absence of loan payoffs and the decision to no longer accept new member subscriptions. Consider addressing the course of action CMR has taken or proposes to take to remedy the deficiency. Additionally, consider addressing known trends that are likely to result in CMR's liquidity increasing or decreasing in a material way. Refer to Item 303(a)(1) of Regulation S-K.

Response:

The disclosure has been revised in response to this comment.

12.
You disclose that operating cash flows decreased from 2005 to 2006 due to increasing loan loss reserves. Please revise to clarify how increasing loan loss reserves affected operating cash flows since it is a noncash event.

Response:

The disclosure has been revised in response to this comment.

13.
You disclose that operating cash flows decreased from 2005 to 2006 due to a $1.4 million noncash item. Please revise to disclose the nature of the $1.4 million noncash item, where it is presented in the statement of cash flows and clarify how the noncash item affected operating cash flows considering you describe it a noncash item.

Response:

The disclosure has been revised in response to this comment.

Contractual Obligations and Material Commitments, page 44

14.
The total amount of obligations disclosed in this section does not seem to be consistent with other disclosure made in the document. For instance, you disclose elsewhere in the filing that you borrowed $25 million from Income Fund. However, this amount is apparently excluded from the disclosure. Please advise us as to why the loan from Income Fund does not need to be included in the table.

Response:

The loan from Income Fund has been added to the Contractual Obligations Table.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 45

15.
Please revise to discuss the risks associated with moderate changes in interest rates (25-50 basis points). Specifically discuss how moderate changes in interest rates affect the value of your mortgage loans. If you do not believe the fair value of your mortgage loans are sensitive to moderate changes, please disclose why they are not.

Response:

The disclosure has been revised in response to this comment.

Executive Compensation, page 48

16.
Revise this section to disclose the dollar amounts paid to the Manager and its affiliates in the last year.

Response:

The disclosure has been revised in response to this comment.

Recent Sales of Unregistered Securities, page 52

17.
Please revise to include the amount of securities sold under each permit issued by the California Department of Corporations in the last three years. Refer to Item 701(a) of Regulation S-K and Instruction 2 of Item 701.

Response:

The disclosure has been revised in response to this comment.

18.
You indicate that you relied upon Section 3(a)(11) of the Securities Act and Rule 147 as an exemption from registering the membership interests. Please state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Response:

The disclosure has been revised in response to this comment.

Item 11. Description of Registrant's Securities to be Registered, page 52

19.
Please revise to clarify if the Manager's consent is needed for members to vote on the matters listed in the second paragraph in the Rights and Liabilities of Members section. A similar disclosure in the fourth full paragraph on page 2 does not refer to the fact that the Manager must consent to a vote.

Response:

The disclosure has been revised in both places in response to this comment to indicate that the prior written consent of the Manager is also required.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 56

20.
Please revise this section to include all of the information required by Item 304 of Regulation S-K. Please note, in particular, that this disclosure must be provided to the former accountant and that you must request the accountant to furnish you with a letter addressed to the Commission stating whether it agrees with the statements you make in response to Item 304(a). This response letter must then be filed as an exhibit to the Form 10. Refer to Item 304(a)(3) of Regulation S-K.

Response:

All of the financial statements included in the Form 10 have been examined and reported upon by Perry-Smith LLP and not by the Fund's former accountant. As a consequence, the Fund does not believe it is necessary to provide the information set forth in Item 304(a) of Regulation S-K or attach as an exhibit a letter from the former accountant.

Financial Statements

General

21.
We noted your disclosure that in connection with preparation of the Registration Statement on Form 10, it was determined that the Fund's prior auditors were not independent with respect to SEC rules and regulations.

a.
Please tell us how you comply with Rule 2-01.3.b of Regulation S-X in preparing your audited financial statements.

b.
Please tell us the facts and circumstances regarding the independence violation.

Response:

All of the financial statements included in the Form 10 have been examined and reported upon by Perry-Smith LLP, which is "independent" in respect of the Fund, and not by the Fund's former accountant.

22.
You disclose that the Manager pays for all of your operating and administrative costs and that the Manager may request reimbursement for these expenses. You also disclose that the Manager has not requested reimbursement for any expenses to through June 30, 2007. Please tell us how you considered the guidance in SAB Topic 1.B.1.

Response:

The disclosure with respect to operating and administrative costs has been revised as a result of this comment. For the information of the Staff, the Fund generally pays (and in 2004, 2005 and 2006 did pay) all its operating and other costs directly. No reimbursement was sought by the Manager because the Manager did not pay any such costs. As a result, the Fund did not need to consider SAB Topic 1.B.1

Note 1. Organization and General Fund Provisions, page F-7

23.
You disclose that members should refer to the Fund's Offering Circular. However you have not disclosed any information related to this document. Please revise to disclose the material provisions included in this document and file it as an exhibit.

Response:

The reference to the Fund's Offering Circular has been deleted from Note 1.

24.
You disclose that the under Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147, the Fund must restrict its investments in assets located outside California. However, we note that loans are primarily secured by property in California. Please revise or advise of regarding this apparent inconsistency.

Response:

The disclosure has been revised in response to this comment.

Note 2. Summary of Significant Accounting Policies

Loans Secured by Deeds of Trust, page F-9

25.
We note that the Manager may retain part of the loan proceeds as an interest reserve to ensure timely interest payments and that it appears that you present these amounts as "due from related parties." Please tell us the guidance on which you rely for this accounting policy. Specifically, tell us why you do not present this amount as part of the loan until the interest is legally due to you.

Response:

The Fund reported $2.4 million as "Due from related parties" under the subheading of "Due from escrowed interest reserve trust account" (See Footnote 9) in addition to the $115.3 million net loan balance on its December 31, 2006 balance sheet. These funds were advanced from the Fund to an escrow account controlled by the Manager. These funds will be paid by the Manager to the Fund to cover accrued interest on the loan balance. However, in the event of a default or early loan payoff by the borrower, these funds could and would be used to offset the balance outstanding. This practice has been legally enforced in prior situations.

It is the Fund's position that this practice is a more transparent representation of the nature of the amounts advanced to and held by the Manager. However, if in the opinion of the Commission it is preferable to include this amount as part of the loan balance, we will reclassify the amounts in future filings.

Note 5. Loans Secured By Deeds of Trust, Concentrations and Characteristics, page F-14

26.
Please revise to disclose any unamortized premiums and discounts and any net unamortized deferred fees and costs. Refer to paragraph .13(e) of SOP 01-6.

Response:

The disclosure in Note 2 has been revised in response to this comment.

Note 6. Real Estate Owned, page F-17

27.
Please advise us as to how this arrangement complies with Section 13(k) of the Securities Exchange Act of 1934.

Response: Section 13(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") provides in pertinent part:

    It shall be unlawful for any issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002), directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or the equivalent thereof) of that issuer.

(emphasis added)

Although the legislative history of this prohibition is relatively brief (as with much of Sarbanes-Oxley), it does indicate that the drafters were mainly concerned with protecting public companies and their stockholders from financial harm from the use of corporate assets to finance the personal lifestyles and stock purchases of executive officers and directors. See, e.g., Cong. Rec. S6690 (daily ed. July 12, 2002) in which Sen. Schumer used the term "personal loans" (otherwise undefined in the Exchange Act) to refer to loans made to, among others, executives of WorldCom and Adelphia Communications Corp., in the case of WorldCom, to fund executives' personal stock market activities and, in the case of Adelphia, to shore up a variety of business deals involving the Rigas family, including a golf course and an infusion of cash into a hockey team. (While generally not so egregious, loans to finance the lifestyles of executives (e.g., home improvements, vacation property, personal expenses, etc.) were somewhat commonplace components of executive compensation prior to the Sarbanes-Oxley Act.)

Even assuming (which the Fund does not concede) that the Manager is the equivalent of a director or executive officer of the Fund for purposes of Section 13(k) of the Exchange Act, the loan to the Manager should not be treated as a "personal loan."

As described in Note 6, the purpose of the loan was to facilitate the transfer of foreclosed property to the Manager, which would then assume the liabilities associated with the property, including property taxes and maintenance until sale, costs of sale etc., and the risk that the property would be sold for less than the amount the Fund had advanced on the marginal loan. In addition, the sole stockholder of the manager provided a personal guarantee of a portion of the loan. In contrast to the loans against which the Section 13(k) ban was directed, such an arrangement has no element of "compensation" or "personal" benefit to the Manager (or its stockholder)—the benefit at origination accruing solely to the Fund. As such, the loan should be treated (and the Fund viewed it) as a loan made during the ordinary course of business dealings (the Fund being in the business of making loans) and for the Fund's business reasons.

28.
We note that the Manager purchased your foreclosed commercial property at the net realizable value plus the recognized loss. Please revise to disclose the reasons why the Manager paid a price above the fair market value of the property. Similarly, revise your disclosure at the top of page 38 to disclose the reasons why the Manager would pay a price above the fair market value related to the property you foreclosed on in June 2007.

Response:

The Operating Agreement of the Fund provides that any purchase of foreclosed property by the Manager or its affiliates can be at a price that is no less than the amount the Fund's "investment" in the property.

Condensed Interim Financial Statements

General

29.
Please have your interim financial statements reviewed by your independent public accountant. When completed, please revise to disclose that the review has been completed and include the review report in your amendment.

Response:

The Fund respectfully requests that the Staff withdraw its comment 29. The Fund's review of Regulation S-X 10-01(d) and Regulation S-K Item 6.01 suggest that such a review and the filing of the related review report are only required in connection with interim financial statements included in quarterly reports on Form 10-Q and not on Form 10. Please advise the Fund if there is other authority on this point that we have missed in our research.

30.
You disclose that in 2006 you sold a $19.5 million loan with a scheduled maturity of September 2009 and recorded an interest-only strip which you appear to be accounting for as an available-for-sale security. Please revise to disclose the value of the security and the unrealized gain or loss as of each period end presented.

Response:

        The interest-only strip and any changes to its fair value are not considered significant as of the balance sheet dates reported and therefore have been excluded from the footnotes to the financial statements. There are no changes in the expected further cash flows on the interest-only strip.

Condensed Statement of Cash Flows, page F-24

31.
Please revise to disclose all noncash investing and financing activities. It appears that you acquired real estate through foreclosure and assumed senior loan obligations during the interim period. Refer to paragraph 32 of SFAS 95.

Response:

The statement has been revised in response to this comment.

Please contact the undersigned at (415)773-5830 or Barbara M. Lange at (415) 773-5749 with any questions concerning these responses. Our facsimile number is (415) 773-5759.

Very truly yours,

/s/ Richard V. Smith

Richard Vernon Smith